Exhibit 99.1

Kenon Holdings Reports Third Quarter 2015 Results and Additional Updates

Singapore, December 1, 2015. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for the third quarter in 2015 as well as additional updates.

Key Highlights

IC Power

•	IC Power’s net income attributable to Kenon for the nine months and three months ended September 30, 2015 was $41 million and $8 million, respectively.[1]

•	IC Power’s Adjusted EBITDA for the nine months and three months ended September 30, 2015 was $254 million and $79 million, respectively.[1]

•	IC Power’s results of operations for the third quarter were impacted by lower profit margins at OPC compared to 2014 due in part to the lower tariffs published by the Israel Public Utilities Authority (Electricity) (“PUAE”) in January 2015 and in August 2015.

•	IC Power continued to develop its key development projects, CDA (a 510 MW hydro project in Peru), Samay I (a 600 MW thermoelectric project in Peru) and Kanan (a 92 MW thermal generation project in Panama), with commercial operations at each of the plants targeted to commence between the end of 2015 and mid-2016.

•	In August 2015, IC Power acquired AIE from Hadera Paper Ltd. for NIS 60 million (approximately $16 million); AIE currently operates an 18 MW steam turbine and holds conditional licenses for the construction of a 120 MW cogeneration natural gas power plant.

•	On November 2, 2015, IC Power Pte. Ltd. filed Amendment No. 1 to its Registration Statement on Form F-1 with the Securities and Exchange Commission, following its initial filing on August 31, 2015.

Qoros

•	In November 2015, Kenon and its JV partner Chery announced additional loans to Qoros and guarantees related to certain of its bank debt.

•	In November 2015, Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show in China. The Qoros 5 SUV is expected to commence commercial sales in early 2016.

[1]	IC Power’s net income attributable to Kenon and Adjusted EBITDA for the nine months ended September 30, 2015, as reported by Kenon, differs from the amount reported by IC Power for the same period due to the timing of IC Power’s and Kenon’s accounting for revisions of certain provisions at IC Power. For further information, see “Business Developments – Decisions by the PUAE (Israel’s Power Regulator)” in Kenon’s Form 6-K, dated September 8, 2015, which reported Kenon’s Q2 2015 results.

Discussion of Results for the Three Months Ended September 30, 2015

Set forth below is a discussion of Kenon’s results of operations. Kenon’s consolidated results of operations from its operating assets essentially comprise the consolidated results of I.C. Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates. For a summary of the net income contribution from Kenon’s subsidiaries and associated companies, see Appendix A.

IC Power

IC Power has identified the following reportable segments for its consolidated financial statements: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other (which consists of Bolivia, Chile, the Dominican Republic, Jamaica and Colombia) and IC Power’s share in income from associated companies and holding company results.

See Appendix B for IC Power’s consolidated financial information. See Appendix C for the definition of IC Power’s Adjusted EBITDA, which is a non-IFRS financial measure, and for a reconciliation to net income. See Appendix D for summary operational information regarding each of IC Power’s operating companies. See Appendix E for summary financial information of IC Power’s operating companies. See Appendix F for summary financial information of IC Power’s segments.

The following discussion of IC Power’s results of operations below is derived from IC Power’s consolidated financial statements.

Revenues

IC Power’s revenues were $336 million for the three months ended September 30, 2015, as compared to $373 million for the three months ended September 30, 2014, reflecting a 10% decrease. See below a discussion of revenues by segment.

•	Peru – $114 million, compared to $105 million in the three months ended September 30, 2014, reflecting a 9% increase, primarily as a result of an increase in the volume of energy sold by Kallpa in the quarter to 1,575 GWh from 1,459 GWh in the three months ended September 30, 2014 and an increase in Kallpa’s revenue from transmission tolls by $6 million;

•	Israel – $89 million, compared to $117 million in the three months ended September 30, 2014, reflecting a 24% decrease, primarily resulting from declines in Israel’s PUAE generation component tariff in January 2015 and August 2015, which forms the basis of

OPC’s energy prices, and the strengthening of the U.S. Dollar against the New Israeli Shekel. OPC’s average price of energy sold decreased from $114 per MWh in the three months ended September 30, 2014 to $87 per MWh in the three months ended September 30, 2015. AIE, which was acquired and consolidated in August 2015, contributed $3 million in revenue in the quarter;

•	Central America – $92 million, compared to $83 million in the three months ended September 30, 2014, reflecting an 11% increase, primarily a result of the acquisition and consolidation of Puerto Quetzal (Guatemala) in September 2014, which increased its revenue contribution to $31 million in the quarter from $4 million in the three months ended September 30, 2014. This increase was substantially offset by (i) a decline in Nejapa’s (El Salvador) sales from $37 million in the three months ended September 30, 2014 to $26 million in the three months ended September 30, 2015, primarily as a result of a decline in heavy fuel oil (“HFO”) prices, to which Nejapa’s sales prices are linked and (ii) a decline in sales of ICPNH (Nicaragua) from $40 million in the three months ended September 30, 2014 to $29 million in the three months ended September 30, 2015, primarily as a result of a decline in HFO prices, to which sales prices are linked; and

•	Other – $41 million, compared to $68 million in the three months ended September 30, 2014, reflecting a 40% decrease, primarily as a result of (i) a $11 million decline in revenues due to the expiration of a PPA of CEPP (Dominican Republic), which reduced CEPP’s volumes and the prices at which it sold its energy and (ii) a decline in sales of JPPC (Jamaica) from $20 million in the three months ended September 30, 2014 to $11 million in the three months ended September 30, 2015, primarily due to a decline in HFO prices which decreased sales prices.

Cost of Sales

IC Power’s cost of sales (excluding depreciation and amortization) was $242 million for the three months ended September 30, 2015, as compared to $263 million in the three months ended September 30, 2014, reflecting an 8% decrease. See below a discussion of cost of sales by segment.

•	Peru – $71 million, compared to $61 million in the three months ended September 30, 2014, reflecting a 16% increase, primarily as a result of a $4 million increase in spot energy purchases to address higher consumption by Kallpa’s customers and a $6 million increase in transmission charges as a result of higher tariffs during the quarter, as compared to the previous year, with such increase in cost of sales corresponding to increased revenue of $6 million from transmission tolls;

•

Israel – $68 million, compared to $81 million in the three months ended September 30, 2014, reflecting a 16% decrease, primarily as a result of (i) $13 million in diesel oil surcharge provisions in the three months ended September 30, 2014 (as compared to none in the three months ended September 30, 2015), (ii) an $11 million decline in energy purchases due to an increase in OPC’s generation and (iii) the strengthening of the U.S. Dollar against the New Israeli Shekel. These reductions were partially offset by a $10 million increase in transmission costs as a result of higher system management service charges and by $3 million in cost of sales at AIE as a result of the acquisition and consolidation of AIE in August 2015;

•	Central America – $74 million, compared to $72 million for the three months ended September 30, 2014, reflecting a 3% increase, primarily as a result of (i) the acquisition of Puerto Quetzal in September 2014, which had cost of sales of $28 million in the three months ended September 30, 2015, compared to $4 million in the three months ended September 30, 2014 and (ii) a $4 million increase in the cost of sales of Cenergica (El Salvador), primarily due to an increase in its energy purchases as a result of higher energy trading. These increases were partially offset by a $16 million and $10 million decline in ICPNH’s and Nejapa’s cost of sales, respectively, primarily as a result of a decline in HFO prices; and

•	Other – $29 million, compared to $49 million for the three months ended September 30, 2014, reflecting a 41% decrease, primarily as a result of (i) an $8 million decline in CEPP’s cost of sales as a result of a decrease in spot energy purchases and fuel costs, (ii) a $7 million decline in JPPC’s cost of sales primarily as a result of a decline in HFO prices and (iii) a $4 million decline in cost of sales of Colmito (Chile) as a result of a decline in the cost of its energy purchases due to reduced spot market prices than in the three months ended September 30, 2014.

Adjusted EBITDA

IC Power’s Adjusted EBITDA was $79 million for the three months ended September 30, 2015, as compared to $108 million for the three months ended September 30, 2014, reflecting a 27% decrease. Set forth below is a discussion by segment.

•	Peru – $39 million for both the three months ended September 30, 2015 and 2014, as higher revenues in the three months ended September 30, 2015, primarily due to higher volumes of energy sold by Kallpa, were offset by higher cost of sales, primarily due to spot energy purchases to satisfy the higher volumes of energy sold;

•

Israel – $20 million, compared to $34 million in the three months ended September 30, 2014, primarily reflecting a $31 million decline in OPC´s revenues and a $16 million decline in OPC’s cost of sales in the three months ended September 30, 2015. IC Power’s results of operations for the third quarter were impacted by lower profit margins at OPC due in part to the lower power generation component published by the Israel Public Utilities Authority (Electricity) (“PUAE”) in January 2015 which were further reduced in September 2015. The PUAE power generation component forms the basis for OPC’s prices under its PPAs, so the decline in prices resulted in a decline in revenues. The price OPC pays for natural gas under its gas supply agreement is indexed to the PUAE’s generation component tariff, but due to a floor mechanism in the gas supply agreement, the decreases in the PUAE tariff did not result in a corresponding decrease in gas prices for OPC, which reduced margins in the third quarter of 2015, as compared to the prior year. OPC also incurred higher system management service charges in the quarter following a decision by the PUAE in August 2015. A strengthening of the U.S. Dollar against the New Israeli Shekel also affected Adjusted EBITDA in the quarter as compared to the three months ended September 30, 2014;

•	Central America – $17 million, compared to $8 million in the three months ended September 30, 2014, primarily as a result of the acquisition of Puerto Quetzal, which increased Adjusted EBITDA by $4 million, and ICPNH, which increased Adjusted EBITDA by $4 million; and

•	Other - $2 million, compared to $27 million in the three months ended September 30, 2014, primarily as a result of a $15 million post-sale dividend received in respect of its sale of Generandes in the three months ended September 30, 2014, with the remaining decline due to a decline in Adjusted EBITDA for CEPP from the expiration of a PPA, JPPC from a decline in HFO prices and Inkia from higher legal expenses.

Net Income

IC Power’s net income was $13 million for the three months ended September 30, 2015, as compared to $135 million in the three months ended September 30, 2014, reflecting a 90% decrease, primarily as a result of the factors discussed above and the following:

•	$121 million in net income from discontinued operations, net of tax in the three months ended September 30, 2014 (none in the three months ended September 30, 2015), as a result of the sale of Edegel, which occurred in September 2014;

•	a $20 million gain on bargain purchase recognized by IC Power from the acquisition of Puerto Quetzal in the three months ended September 30, 2014; and

•	a $35 million impairment charge in the three months ended September 30, 2014.

Capital Expenditures

IC Power’s capital expenditures were $100 million in the three months ended September 30, 2015, primarily relating to the expenditures of CDA ($22 million), Samay I ($38 million), Kanan ($11 million) and the acquisition of AIE ($16 million, including $9 million of business combination expenses).

Qoros

Kenon recognizes 50% of Qoros’ results under “share in income from associates.” The discussion below reflects 100% of Qoros’ financial results and contains conversions of certain RMB amounts into U.S. Dollars at a rate of 6.4 RMB/U.S. Dollar.

See Appendix G for a summary of Qoros’ consolidated financial information.

Revenues

Qoros had revenues of RMB393 million ($61 million) for the three months ended September 30, 2015, as compared to RM236 million ($37 million) for the three months ended September 30, 2014, reflecting a 67% increase. Qoros sold 3,667 vehicles during the quarter, compared to 1,849 vehicles sold in the three months ended September 30, 2014, representing a 98% increase.

Cost of Sales

Qoros’ cost of sales were RMB445 million ($70 million) for the three months ended September 30, 2015, as compared to RMB315 million ($49 million) for the three months ended September 30, 2014, reflecting a 41% increase, as a result of the increase in the number of vehicles sold.

Research and Development Expenses

Qoros continues to invest in the research and development of its next vehicle model, the Qoros 5 SUV, which is scheduled for launch in early 2016, and the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros’ research and development expenses increased to RMB51 million ($8 million) in the three months ended September 30, 2015 from RMB8 million ($1 million) in the three months ended September 30, 2014, due to the capitalization of certain research and development costs incurred in the three months ended September 30, 2014.

Selling and Distribution Expenses

Qoros had selling and distribution expenses of RMB108 million ($17 million) in the three months ended September 30, 2015, as compared to RMB267 million ($42 million) in the three months ended September 30, 2014, reflecting a 60% decrease, due to different marketing strategies employed by Qoros in 2014 and 2015, which resulted in differences in the timing of selling and distribution expenses in 2014, as compared to 2015, as most such expenses for 2015 are expected to be incurred in the fourth quarter.

Administration Expenses

Qoros had administration expenses of RMB160 million ($25 million) in the three months ended September 30, 2015, as compared to RMB157 million ($25 million) in the three months ended September 30, 2014, reflecting a 2% increase.

Finance Costs, Net

Qoros had finance costs, net, of RMB136 million ($21 million) in the three months ended September 30, 2015, as compared to RMB67 million ($10 million) in the three months ended September 30, 2014 primarily due to an increase in total debt outstanding.

Loss for the Period

As a result of the above, Qoros had a loss of RMB502 million ($78 million) in the three months ended September 30, 2015, as compared to RMB590 million ($92 million) in the three months ended September 30, 2014.

Capital Expenditures

Qoros continues to invest in its new vehicle models, and had capital expenditures of RMB544 million ($85 million) in the three months ended September 30, 2015, compared to RMB1,283 million ($200 million) in the three months ended September 30, 2014. In the three months ended September 30, 2015, Qoros made investments in its new SUV model and the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV.

ZIM

ZIM had revenues of $749 million in the three months ended September 30, 2015, as compared to $854 million in the three months ended September 30, 2014, reflecting a 12% decrease, primarily as a result of a decline in ZIM’s average revenue per TEU (twenty foot equivalent unit). ZIM recorded operating income and net income attributable to the owners of ZIM of $34 million and $11 million, respectively, as compared to an operating loss and net loss attributable to the owners of ZIM of $251 million and $65 million, respectively, in the three months ended September 30, 2014. ZIM’s improved results, following its restructuring in July 2014, are primarily the result of a decrease in operating expenses (resulting, in part, from a decrease in bunker expenses) and an increase in other operating income, net. The increase in other operating income, net was mainly attributable to a capital gain on investment in associated company during the three months ended September 30, 2015 and an impairment of vessels and a capital loss, mainly on vessels as a result of the restructuring, which were recorded during the three months ended September 30, 2014.

Freight rates fell sharply in most of the trade zones due to excess capacity, with most of the declines experienced during the third quarter of 2015. The impact from the decline in freight rates was partially compensated by the current relatively low price of bunker, one of the most significant costs for the company, which also decreased during the third quarter.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower

On July 23, 2015, Kenon completed the pro rata distribution of 18,030,041 ordinary shares of Tower, marking one of the key steps in the implementation of Kenon’s strategy. The 18,030,041 ordinary shares distributed by Kenon represented all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon.

As a result of this distribution, the Kenon group recognized a $210 million gain, reflecting the fair value of Tower on the date of distribution.

Liquidity and Capital Resources

Kenon (Unconsolidated)

As of September 30, 2015, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as gross debt minus cash) at Kenon (parent company) were $16 million, $116 million and $100 million, respectively.

As of September 30, 2015, the total drawings outstanding under Kenon’s $200 million credit facility from Israel Corporation Ltd. were $110 million. Kenon expects that a substantial portion of its remaining liquidity will be used to support the development of Qoros and its commitments with respect to Qoros, as discussed below.

As announced in November 2015, Kenon has agreed to provide a shareholder loan to Qoros of RMB 275 million ($43 million) and to provide guarantees of certain of Qoros’ bank debt. Kenon intends to fund such loans to Qoros through cash on hand and drawdowns under its credit facility with Israel Corporation Ltd.

Set forth below is an overview of all of the guarantees provided by Kenon in respect of Qoros’ debt to date, including the guarantee announced in November 2015:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($117 million)[1]

May 2015	RMB700 million EXIM Bank loan facility	RMB175 million ($27 million), plus interest and fees of up to RMB30 million ($5 million)[2]
November 2015		RMB175 million ($27 million), plus interest and fees of up to RMB30 million ($5 million)[2]

Total		RMB 1,160 million ($181 million)

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion ($234 million), Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to discuss the matter and to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

IC Power

As of September 30, 2015, IC Power had cash, cash equivalents and short term deposits, including restricted cash, of $610 million, interest bearing financial liabilities of $2,444 million, and net interest bearing financial liabilities (a non-IFRS financial measure, which is defined as interest bearing financial liabilities minus cash and short-term deposits and restricted cash) of $1,834 million.

Qoros

As of September 30, 2015, Qoros had cash and cash equivalents and pledged deposits of RMB364 million ($57 million), total loans and borrowings (excluding shareholder loans) of RMB5.6 billion ($875 million), and net loans and borrowings (excluding shareholder loans) (a non-IFRS financial measure, which is defined as total loans and borrowings (excluding shareholder loans) minus cash and cash equivalents and pledged deposits) of RMB5.2 billion ($813 million).

As of September 30, 2015, Qoros had current liabilities (excluding shareholder loans) of RMB4.3 billion ($672 million), including trade payables of RMB2.7 billion ($422 million), and current assets of RMB1.7 billion ($266 million), including cash and cash equivalents of RMB230 million ($36 million). Qoros has short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

Qoros commenced commercial operations at the end of 2013. In the year ended December 31, 2014 and the nine months ended September 30, 2015, Qoros incurred a net loss of RMB2.2 billion ($344 million) and RMB1.4 billion ($219 million), respectively. Qoros is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales.

In November 2015, Kenon agreed to make an additional shareholder loan of RMB275 million ($43 million) to Qoros (Chery agreed to make a loan in equal amount) and to guarantee up to RMB175 million ($27 million), plus interest and fees, in respect of drawings under a Qoros loan facility, with Chery having equal guarantee obligations with respect to such facility. These guarantees are intended to support drawings of up to RMB350 million ($55 million) under Qoros’ bank loan facility; such drawings are needed by Qoros to support its immediate liquidity needs, including to meet its trade payable obligations.

Qoros’ operating expenses, debt service requirements, capital expenditures and other liquidity requirements are significant. Until Qoros experiences a significant increase in sales, it will continue to require significant additional external financing in the near future to meet these expenses and requirements, and there is no assurance that Qoros will experience an increase in sales in the near-term, if at all. Furthermore, Qoros is exploring potential financing from external sources, but there is no assurance of any such financing, and any such financing may dilute Kenon’s interest in Qoros.

To the extent that Qoros is unable to obtain such external financing, Qoros may be unable to meet its operating expenses, debt service requirements and other liquidity requirements and therefore may be unable to continue its business operations. As a result, Kenon may not recoup its investment in Qoros and may be required to make payments under its guarantees of Qoros’ debt.

Business Developments

IC Power

Assets Under Construction and Potential Projects

•	Set forth below is an update on assets in advanced stages of construction:

CDA

•	As of September 30, 2015, CDA has invested an aggregate $802 million in the project and has completed 85% of the project, with 96% of the dam construction and 100% of the tunnel drilling completed.

•	CDA is expected to commence commercial operation by the middle of 2016 and has an estimated construction cost of $954 million. The CDA plant has three turbines, which each have a separate commercial operation date, with the first commercial operation date expected to be in early 2016.

•	As of September 30, 2015, CDA has received proceeds of $547 million from the $591 million available debt facilities for this project.

Samay I

•	As of September 30, 2015, Samay I has invested an aggregate $305 million in the project and has completed 91% of the project.

•	Samay I is expected to commence commercial operation by the middle of 2016 and has an estimated construction cost of $380 million.

•	As of September 30, 2015, Samay I has received $252 million in proceeds from the $311 million financing facility for this project.

Kanan

•	As of September 30, 2015, Kanan has invested an aggregate $72 million in the project out of an estimated construction cost of $78 million (including $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan) and has completed 85% of the project. Kanan is expected to commence commercial operation by the end of 2015.

•	AIE: On August 10, 2015, IC Power acquired AIE from Hadera Paper Ltd. for NIS 60 million (approximately $16 million); AIE currently operates an 18 MW steam turbine. AIE also holds conditional licenses for the construction of a 120 MW cogeneration natural gas power plant. The project is in the advanced development stage and construction is expected to commence in early 2016. IC Power expects that the total cost of completing the AIE plant (including the consideration for the acquisition of AIE and the construction cost of the power station) will be approximately $250 million, based upon a plant with 135 MW of capacity. The AIE plant is expected to commence commercial operations in the second half of 2018.

•	Project pipeline: IC Power is currently assessing various projects in Israel and various Latin American countries, such as Chile, Colombia, Guatemala, Mexico, Peru, Panama, the Dominican Republic, and Nicaragua. These potential projects range in size from small-scale power facilities (e.g., less than 40 MW) to large-scale power facilities (e.g., approximately 550 MW) and utilize different fuels and technologies, including natural gas, hydroelectric, wind, and stranded gas. IC Power is also considering acquiring companies and assets in power generation and related businesses (e.g., transmission and distribution companies or assets). There is no guarantee that IC Power will complete any of the above-mentioned projects.

Regulatory Developments

Decisions by Israel’s Power Regulator (the PUAE)

In August 2015, the PUAE published a decision that independent power producers (“IPPs”) in Israel would be obligated to pay system management service charges, retroactively from June 1, 2013. According to the PUAE decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC from the effective date of June 1, 2013 to June 2015 is approximately NIS 159 million (approximately $41 million), not including interest rate and linkage costs. The amount deemed payable by OPC is based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the PUAE, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), the PUAE’s final calculation of the amount payable by OPC will be based upon the applicable “time of use” rates. IC Power is considering the implications of this decision and may contest it.

In September, 2015, the PUAE confirmed a reduction in the PUAE generation component tariff by approximately 12% (as initially announced in August 2015), following a reduction of approximately 10% in the tariff in January 2015.

The PUAE power generation component tariff forms the basis for OPC’s prices under its PPAs. In addition, the price at which OPC purchases its natural gas is predominantly indexed (in excess of 70%) to changes in the PUAE’s generation component tariff. As a result, changes in this tariff have a related effect on OPC’s revenues, as well as its cost of sales and margins. However, the natural gas price formula in OPC’s gas supply agreement is subject to a floor. As a result of previous declines in the PUAE generation component tariff, OPC began to pay the ultimate floor price as of November 2015. Therefore, any further declines in the PUAE generation component tariff will lead to a greater decline in OPC’s margins.

Trend Information

Fluctuations in Oil Prices and Currency Exchange Rates

Many of IC Power’s PPAs contain an adjustment mechanism such that prices under IC Power’s PPAs are adjusted to reflect (among other things) changes in the price of oil or the underlying fuel, the relevant producer price index (“PPI”) or changes in the local currency to U.S. Dollar exchange rate. In addition, for most of IC Power’s gas and other fuel supply agreements, the price IC Power pays is subject to adjustment based on changes in oil prices, the price of the underlying fuel, and currency exchange rates.

These adjustments under IC Power’s PPAs and supply agreements are made on a periodic basis and may also be subject to minimum deviation thresholds. Accordingly, although changes in oil, or other fuel, prices, inflation rates and foreign exchange rates can affect IC Power’s revenues, there is generally not a corresponding effect on IC Power’s margins. However, these adjustments do not fully hedge IC Power’s margins against changes in fuel prices and such other factors. In addition, IC Power remains subject to variations in oil, or other fuel, prices, inflation and currency exchange rates in the short- to medium-term until such adjustments are made and to the extent of variations below the threshold. Further, IC Power makes sales in the spot market and is therefore subject to spot market prices, and is also subject to changes in market rates (which are influenced by fuel prices and inflation and exchange rates) when it renews its PPAs. Therefore, a significant change in fuel costs, the PPI or currency exchange rates (even where fuel costs and sales prices under PPAs are fully indexed) can result in an increase or decrease in IC Power’s margins. IC Power expects that current trends in oil and other fuel prices and exchange rates will negatively affect its revenues and margins in the short- to medium-term.

Peru Power Market

As a result of the completion of various plants under construction in Peru, IC Power expects the generation capacity in Peru to increase at a faster rate than the demand for such electricity, resulting in an oversupply of capacity and a downward pressure on energy and capacity prices. Although a significant majority of IC Power’s Peruvian energy and capacity is sold pursuant to PPAs, IC Power also sells energy and capacity on the spot market in Peru and is therefore exposed to any declines in spot market rates. IC Power also expects to enter into, and renegotiate, PPAs during this expected period of oversupply and downward pressure on energy prices, which may negatively impact the long-term rates IC Power is able to negotiate with its customers and its revenues, margins or results of operations.

Qoros

Car Sales

In the three months ended September 30, 2015, Qoros sold approximately 3,667 vehicles, as compared to approximately 3,256 vehicles sold in the three months ended June 30, 2015 and approximately 1,849 vehicles in the three months ended September 30, 2014, representing an increase of 13% and 98%, respectively.

In the nine months ended September 30, 2015, Qoros sold approximately 9,411 vehicles, as compared to approximately 4,410 vehicles sold in the nine months ended September 30, 2014, representing an increase of 113%.

In October 2015, Qoros sold approximately 1,403 vehicles.

SUV and New Models Launch

In November 2015, Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show in China. The Qoros 5 SUV is expected to commence commercial sales in early 2016 at a price range of RMB150,000 to RMB220,000. Qoros also launched the new 2016 model year versions of the Qoros 3 City SUV. The SUV segment is becoming increasingly popular in the Chinese automotive market. In the third quarter of 2015 and October 2015, within the C-segment, sales in the SUV segment increased by 35% and 53%, respectively.

Qoros also launched the new 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch. Two additional trims are also being offered for each of the Qoros 3 Sedan and the Qoros 3 Hatch, which has extended Qoros’ pricing range to the RMB100,000 entry price.

Dealerships

As of September 30, 2015, there were 73 operational Qoros dealerships, 12 dealerships under construction, and Memorandums of Understanding signed with respect to the development of 20 additional dealerships.

Qoros Marketing Activities

On August 19, 2015, Qoros held a Qoros Brand Day in its Changshu plant with approximately 120 media personnel and 100 car owners and Key Opinion Leaders. The Qoros Brand Day event served as the kick-off for a series of Qoros marketing campaigns focusing on its brand positioning and product line updates.

Awards

Qoros continued to achieve industry recognition in the second half of 2015. In July 2015, Qoros received a Connected Service Award at the 2015 China Auto Customer Care Award in recognition of the QorosQloud. Qoros was the only Chinese brand among the eight brands that received a 2015 China Auto Customer Care Award in July.

In August 2015, Qoros received a Compact SUV Award (primarily based upon consumer votes and expert review) at the 5th China Car Public Praise by Huaxi Metropolis Daily at the Chengdu Auto Show.

In September 2015, Qoros received a Chinese Crossover Award by Tencent Car for the Qoros 3 City SUV.

In October 2015, Qoros received a Road Pioneer Award and a China Auto Safety Award from the CATRAC and Global NCAP.

In November 2015, Qoros received “Model of the Year” and “Beauty of the Year” awards by Automotive Observer for the performance in manufacturing quality, safety features, and appearance design of the Qoros 3 Sedan at the 10th 2015 Chinese Car Annual Election ceremony at the Guangzhou International Automobile Show.

Guarantees and Other Commitments to Qoros

As Qoros’ liquidity requirements are significant, until Qoros experiences a significant increase in sales, Qoros will continue to require significant additional external financing in the near future to meet its liquidity requirements. In November 2015, Chery provided a RMB200 million ($31 million) shareholder loan to Qoros and Kenon restored a RMB750 million ($117 million) back-to-back guarantee to Chery in respect of Qoros’ RMB3 billion ($469 million) credit facility. Chery’s RMB200 million ($31 million) shareholder loan to Qoros and Kenon’s restoration of its RMB750 million ($117 million) back-to-back guarantee satisfied Chery’s and Kenon’s obligations under their equality agreement.

Additionally, in November 2015, Kenon and Chery each agreed to provide a RMB275 million ($43 million) shareholder loan to Qoros. Kenon also agreed to provide a back-to-back guarantee to Chery for RMB175 million ($28 million), plus up to RMB 30 million ($5 million) of related fees, so as to have equal guarantee obligations with Chery in respect of Qoros’ RMB700 million ($109 million) loan facility. The additional guarantee which Kenon has provided is intended to support Qoros’ drawing of the remaining RMB350 million ($55 million) under the facility.

Voluntary Recall of Certain Vehicle Models

As announced in July 2015, Qoros voluntarily recalled 6,736 vehicles in connection with information discovered during testing done on frontal impact crashes of new Qoros models under development. As of the date of this report, Qoros has completed the repairs of 62% of the outstanding recalls. Qoros’ completion schedule is in line with regulatory guidelines, which require Qoros to complete 90% of the outstanding recalls within a twelve-month period. As of the date of this release, Qoros has not received any field incidences or customer complaints related to this defect across any of its vehicles in the market.

China Vehicle Market Conditions

Cumulative passenger vehicle wholesales in the first three quarters of 2015 totaled 13 million units, representing an increase of 5%, with most of the sales increase taking place in the first quarter. The first and second quarters of 2015 experienced an 11% and 3% growth rate, respectively. After a slowdown in the second quarter, the overall passenger vehicle market in China remained flat in the third quarter of 2015, with 4.1 million units sold during this period, representing a 1% increase.

In September 2015 and October 2015, wholesale sales reached 1.6 million and 1.8 million units, respectively, representing a 7% and 14% increase compared to the same periods in 2014, respectively. These increases are attributable to increased incentives offered by dealers and OEMs and a newly initiated tax policy, as discussed below. Qoros believes these price reductions will continue, and potentially increase, during the fourth quarter of 2015, as OEMs work to reach annual targets in the last three months of the year (which tends to be the peak car sales season in China). Additionally, the SUV segment is becoming increasingly popular as compared to other segments. In the third quarter of 2015, within the C-segment, sales in the SUV segment increased by 35%, while sales in the Sedan and Hatch segments declined by 11% and 29%, respectively. In October 2015, within the C segment, sales in the SUV segment increased by 53%, while sales in the Sedan segment increased by 8% and sales in the hatchback segment decreased by 10%, as compared to October 2014.

Furthermore, in the third quarter of 2015, China’s central government initiated a tax policy to incentivize domestic vehicle sales by reducing invoice prices by approximately 4.25%. From October 1, 2015 to December 31, 2016, passenger vehicles with engines that are 1.6L or smaller, which includes all Qoros vehicles, will be eligible for this tax cut; unlike many of its SUV competitors, the Qoros 3 City SUV and the Qoros 5 SUV (which is expected to commence commercial sales in early 2016) will be eligible for this tax cut.

The current financial market and economic conditions in China may have an impact on Qoros’ business and operating results. Qoros is continuing to evaluate appropriate measures to address the above market conditions. Qoros is also seeking to optimize its cost structure, and may undertake cost-cutting measures.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on December 1, 2015. To participate, please call one of the following teleconferencing numbers:

US:	1-888-668-9141

UK:	0-800-917-5108

Israel:	03- 918-0609

International:	972-3-918-0609

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 10:00pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to,(i) with respect to IC Power, statements about tariffs and charges published by the PUAE and the expected impact on OPC, the impact of recent PUAE decisions on IC Power’s operations and financial results, the expected cost and expected timing of completion of IC Power’s construction projects, including CDA, Samay, Kanan and AIE, IC Power’s project pipeline, statements relating to material trends in the power generation market, including statements about trends affecting IC Power, including the Peruvian power generation market and statements about the effects of fluctuations in oil and other fuel prices and currency exchange rates on IC Power’s results of operations, (ii) with respect to ZIM, statements about expected trends in the container shipping industry, and (iii) with respect to Qoros, statements about Qoros’ liquidity requirements and sources of funding, statements about its plans to seek external financing, statements about Kenon and Chery’s obligations and commitments with respect to one another as it relates to Qoros, statements about trends in China’s vehicle market, and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of its various power plants under construction on a timely basis, within expected budget or at all, develop or acquire any of the assets within its project pipeline, future developments in the power generation markets in which IC Power operates, (ii) with respect to ZIM, developments in the container shipping industry and freight rates, and (iii) with respect to Qoros, China’s financial market and economic conditions and Qoros’ ability to secure the funding it requires to meet its expenses and liquidity requirements, whether or not it is able to obtain external financing, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC, and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position

	September 30 2015	December 31 2014
	$ Thousands
Current assets
Cash and cash equivalents	485,785	610,056
Short-term investments and deposits	160,765	226,830
Trade receivables, net	129,847	181,358
Other current assets	48,759	59,064
Income tax receivable	3,757	3,418
Inventories	55,158	55,335

Total current assets	884,071	1,136,061

Non-current assets
Investments in associated companies	436,268	435,783
Deposits, loans and other receivables, including financial instruments	95,309	74,658
Deferred taxes, net	25,020	42,609
Property, plant and equipment, net	2,878,437	2,502,787
Intangible assets	150,182	144,671

Total non-current assets	3,585,216	3,200,508

Total assets	4,469,287	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position, continued

	September 30 2015	December 31 2014
	$ Thousands
Current liabilities
Loans and debentures	146,251	161,486
Trade payables	152,670	144,488
Other payables, including derivative	119,699	114,165
Provisions	38,745	69,882
Income tax payable	3,924	6,766

Total current liabilities	461,289	496,787

Non-current liabilities
Loans	1,750,330	1,528,930
Debentures	676,057	686,942
Derivative instruments	46,590	21,045
Deferred taxes, net	127,494	130,983
Employee benefits	6,250	6,219
Other non-current liabilities	12,294	10,072

Total non-current liabilities	2,619,015	2,384,191

Total liabilities	3,080,304	2,880,978

Equity
Share capital	1,267,211	—
Parent company investment	—	1,240,727
Translation reserve	(10,934)	28,440
Capital reserve	(4,723)	(25,274)
Retained earnings	(69,461)	—

Equity attributable to owners of the Company	1,182,093	1,243,893
Non-controlling interests	206,890	211,698

Total equity	1,388,983	1,455,591

Total liabilities and equity	4,469,287	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of profit or loss

	For the Nine Months ended		For the Three Months ended
	September 30 2015	September 30 2014	September 30 2015	September 30 2014
	$ Thousands		$ Thousands
Revenue	991,656	1,033,785	336,409	372,442
Cost of sales and services (excluding depreciation)	(654,195)	(732,366)	(241,944)	(264,089)
Depreciation	(82,012)	(73,924)	(27,891)	(25,746)

Gross profit	255,449	227,495	66,574	82,607
Other income	6,557	178,166	17	171,648
Gain from distribution of dividend in kind	209,710	—	209,710	—
Gain from bargain purchase	—	68,210	—	20,443
Dilution gains from reductions in equity interest held in associates	32,829	14,842	—	8,251
Selling, general and administrative expenses	(72,883)	(83,399)	(25,396)	(32,029)
Other expenses	(2,214)	(36,140)	(266)	(35,181)

Operating profit from continuing operations	429,448	369,174	250,639	215,739

Financing expenses	(92,955)	(85,534)	(39,658)	(38,777)
Financing income	7,731	6,097	2,477	4,445

Financing expenses, net	(85,224)	(79,437)	(37,181)	(34,332)

Share in net losses of associated companies, net of tax	(97,533)	(119,141)	(34,155)	(67,139)

Profit from continuing operations before income taxes	246,691	170,596	179,303	114,268
Tax expenses	(43,101)	(90,698)	(9,741)	(55,950)

Profit for the period from continuing operations	203,590	79,898	169,562	58,318
Profit for the period from discontinued operations	—	478,410	—	608,479

Profit for the period	203,590	558,308	169,562	666,797

Attributable to:
Kenon’s shareholders	182,165	537,273	164,947	660,908
Non-controlling interests	21,425	21,035	4,615	5,889

Profit for the period	203,590	558,308	169,562	666,797

Basic/Diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted profit per share	3.44	10.06	3.07	12.38
Basic/Diluted profit per share from continuing operations	3.44	1.16	3.07	0.98
Basic/Diluted profit per share from discontinued operations	—	8.90	—	11.40

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows

	For the Nine Months ended
	September 30, 2015	September 30, 2014
	$ Thousands
Cash flows from operating activities

Profit for the period	203,590	558,308
Adjustments:
Depreciation and amortization	88,801	158,453
Gain on bargain purchase	—	(68,210)
Financing expenses, net	85,224	180,918
Share in losses of associated companies, net of tax	97,533	113,691
Gain from changes in interest held in associates	(32,829)	—
Gain from distribution of dividend in kind	(209,710)	—
Other capital loss/(gains), net	2,340	(744,200)
Share-based payments	76	3,329
Taxes on income	43,101	100,240

	278,126	302,529
Change in inventories	178	8,900
Change in trade and other receivables	31,691	(13,588)
Change in trade and other payables	(11,936)	24,831
Change in provisions and employee benefits	(34,468)	41,885

	263,591	364,557
Income taxes paid	(27,809)	(53,274)
Dividend received from investments in associates	4,487	30,641

Net cash provided by operating activities	240,269	341,924

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows, continued

	For the Nine Months ended
	September 30, 2015	September 30, 2014
	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	376	17,349
Deposits and loans, net	58,953	(210,895)
Business combinations less cash acquired	(9,441)	(61,272)
Investment in associated company	(129,240)	(322,226)
Proceeds from sale of associated company, net	—	249,013
Sale of securities held for trade and available for sale, net	6,694	—
Acquisition of property, plant and equipment*	(418,403)	(299,474)
Acquisition of intangible assets	(12,546)	(10,271)
Interest received	7,114	3,246
Payment of consideration retained	(2,800)	—
Payments for derivative investments used for hedging, net	—	(212)
Settlement of derivatives	—	2,395

Net cash used in investing activities	(499,293)	(632,347)

Cash flows from financing activities
Dividend paid to non-controlling interests	(7,923)	(13,264)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	5,310	18,863
Receipt of long-term loans and issuance of debentures	297,169	368,552
Repayment of long-term loans and debentures	(85,304)	(152,192)
Purchase of non-controlling interest	(20,000)	—
Payment of consent fee	(400)	(1,012)
Short-term credit from banks and others, net	(12,210)	(79,420)
Contribution from parent company	34,271	342,890
Payments to parent company	—	(300,047)
Proceeds from transactions in derivatives for hedging, net	—	209
Interest paid	(66,660)	(141,557)

Net cash provided by financing activities	144,253	43,022

Decrease in cash and cash equivalents	(114,771)	(247,401)
Cash and cash equivalents at beginning of the period	610,056	670,910
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(9,500)	(11,746)

Cash and cash equivalents at end of the period	485,785	411,763

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	(107,688)
Purchase of fixed assets on credit and others	(29,855)	(5,336)

Significant non-cash investing and financing activity during the period ended September 30, 2015 relating to transfer of certain business interests to Kenon Holdings Ltd. from Israel Corporation Ltd and the issuance of common stock and reclassification of parent company investment in connection with the spin-off.

*	Mainly assets acquired by I.C. Power for the construction of projects in Cerro del Aguila and Samay facilities during the period ended September 30, 2015.

Segment Information

	I.C. Power*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the nine months ended September 30, 2015:
Sales to external customers	986,316	—	225	—	986,541
Intersegment sales	5,115	—	—	—	5,115

	991,431	—	225	—	991,656
Elimination of intersegment sales	(5,115)	—	—	5,115	—

Total sales	986,316	—	225	5,115	991,656

EBITDA	299,990	—	8,549	—	308,539

Depreciation and amortization	88,296	—	505	—	88,801
Financing income	(6,787)	—	(944)	—	(7,731)
Financing expenses	85,609	—	7,346	—	92,955
Other items:
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Share in (income)/losses of associated companies	(229)	113,671	(15,909)	—	97,533

	166,889	113,671	(218,712)	—	61,848

Profit/(loss) before taxes	133,101	(113,671)	227,261	—	246,691
Taxes on income	43,090	—	11	—	43,101

Profit/(loss) for the period from continuing operations	90,011	(113,671)	227,250	—	203,590

*	The total assets and liabilities of I.C. Power are $3,986,904 thousands and $2,954,948 thousands at September 30, 2015, respectively.
**	Associated company.

	I.C. Power*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the nine months ended September 30, 2014:
Sales to external customers	1,022,877	—	—	—	1,022,877
Intersegment sales	10,908	—	—	—	10,908

	1,033,785	—	—	—	1,033,785
Elimination of intersegment sales	(10,908)	—	—	10,908	—

Total sales	1,022,877	—	—	10,908	1,033,785

EBITDA	397,420	—	(18,343)	—	379,077

Depreciation and amortization	77,898	—	215	—	78,113
Financing income	(6,246)	—	(6,379)	6,528	(6,097)
Financing expenses	89,734	—	2,328	(6,528)	85,534
Other items:
Share in (income)/losses of associated companies	(13,451)	116,281	16,311	—	119,141
Gain on bargain purchase	(68,210)	—	—	—	(68,210)

	79,725	116,281	12,475	—	208,481

Profit/(loss) before taxes	317,695	(116,281)	(30,818)	—	170,596
Taxes on income	90,698	—	—	—	90,698

Profit/(loss) for the period from continuing operations	226,997	(116,281)	(30,818)	—	79,898

Loss for the period from discontinued operations	—	—	478,410	—	478,410

*	The total assets and liabilities of I.C. Power are $4,009,703 thousands and $2,975,747 thousands at September 30, 2014, respectively.
**	Associated company.

	I.C. Power	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended September 30, 2015:
Total sales	336,409	—	—	—	336,409

EBITDA	78,479	—	(7,286)	—	71,193

Depreciation and amortization	29,978	—	286	—	30,264
Financing income	(2,472)	—	(5)	—	(2,477)
Financing expenses	28,355	—	11,303	—	39,658
Other items:
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Share in (income)/losses of associated companies	(113)	39,807	(5,539)	—	34,155

	55,748	39,807	(203,665)	—	(108,110)

Profit/(loss) before taxes	22,731	(39,807)	196,379	—	179,303
Taxes on income	9,730	—	11	—	9,741

Profit/(loss) for the period from continuing operations	13,001	(39,807)	196,368	—	169,562

** Associated company

	I.C. Power	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended September 30, 2014:
Sales to external customers	368,101	—	—	—	368,101
Intersegment sales	4,341	—	—	—	4,341

	372,442	—	—	—	372,442
Elimination of intersegment sales	(4,341)	—	—	4,341	—

Total sales	368,101	—	—	4,341	372,442

EBITDA	226,534	—	(4,119)	—	222,415

Depreciation and amortization	27,470	—	(351)	—	27,119
Financing income	(4,527)	—	—	82	(4,445)
Financing expenses	34,087	—	4,772	(82)	38,777
Other items:
Share in (income)/losses of associated companies	(400)	47,868	19,671	—	67,139
Gain on bargain purchase	(20,443)	—	—	—	(20,443)

	36,187	47,868	24,092	—	108,147

Profit/(loss) before taxes	190,347	(47,868)	(28,211)	—	114,268
Taxes on income	55,820	—	130	—	55,950

Profit/(loss) for the period from continuing operations	134,527	(47,868)	(28,341)	—	58,318

Profit for the period from discontinued operations	—	—	608,479	—	608,479

**	Associated company

Information Regarding Associated Companies

A.	Carrying amounts of investments in associated companies

	As at September 30, 2015	As at December 31, 2014
	$ Thousands
ZIM	207,582	191,069
Tower	—	14,061
Qoros	219,733	221,038
Others	8,953	9,615

	436,268	435,783

B.	Equity in the net earnings (losses) of associate companies

	For the nine months ended		For the three months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	$ Thousands
ZIM	16,906	(14,008)	5,474	(14,008)
Tower	(798)	(658)	—	(5,446)
Qoros	(113,671)	(116,281)	(39,807)	(47,868)
Others	30	11,806	178	183

	(97,533)	(119,141)	(34,155)	(67,139)

Appendix A

Contribution of Principal Operations to Profit (attributable to Kenon’s shareholders)

	Nine Months Ended September 30,			Three Months Ended September 30,
	2015		2014	2015	2014
	(in millions of USD)
Profit attributable to Kenon’s shareholders	182		537	165	660

Contributions to Kenon’s income (loss) for the period
IC Power	68	*	205 **	8	125 **
Qoros	(114)		(116)	(40)	(48)
ZIM	17		(145)	6	(14)
Tower	—		(1)	1	(4)
Gain from ZIM’s deconsolidation and change to associated company	—		609	—	609
Gain from distribution of dividend-in-kind as per market value of Tower	210		—	210	—
Other	1		(15)	(20)	(8)

*	Includes $4 million capital gain from the sale of Edegel.
**	Includes $110 million capital gain from the sale of Edegel.

Appendix B

IC Power’s Consolidated Statement of Income (Unaudited)

	For the nine months		For the three months
	ended		ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	US$ million	US$ million	US$ million	US$ million
Continuing Operations
Sales	991	1,034	336	373
Cost of sales (excluding depreciation and amortization)	(700)	(731)	(242)	(263)
Depreciation and amortization	(82)	(75)	(28)	(27)

Gross profit	209	228	66	83
General, selling and administrative expenses	(49)	(49)	(18)	(19)
Asset write-off	—	(35)	—	(35)
Gain on bargain purchase	—	68	—	20
Measurement to fair value of pre-existing share	—	3	—	—
Other expenses	(1)	(1)	—	—
Other income	3	3	1	—

Operating income	162	217	49	49

Financing expenses	86	87	29	31
Finance expenses on IC capital notes settlement	—	13	—	—
Financing income	(7)	(5)	(3)	(3)

Financing expenses, net	79	95	26	28

Share in income of companies, net of tax	—	2	—	—

Income before taxes from continuing operations	83	124	23	21

Taxes on income	(31)	(38)	(10)	(7)

Net income from continuing operations	52	86	13	14

Discontinued operations
Net income from discontinued operations, net of tax	4	128	—	121

Net income for the period	56	214	13	135

Attributable to:
Equity holders of the company	41	195	8	129
Non-controlling interest	15	19	5	6

Net income for the period	56	214	13	135

Summary Data from IC Power’s Consolidated Statement of Cash Flows (Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	(in millions of USD)		(in millions of USD)
Cash flows provided by operating activities	264	320	133	143
Cash flows used in investing activities	(377)	(176)	(36)	91
Cash flows provided by (used in) financing activities	—	(264)	(63)	(175)

Increase (decrease) in cash and cash equivalents	(113)	(120)	34	59

Cash and cash equivalents at end of the period	461	386	461	386
Investments in property, plant and equipment	(431)	(287)	(98)	(110)
Total depreciation and amortization	88	80	30	29

Summary Data from IC Power’s Consolidated Statement of Financial Position (Unaudited)

	As at
	September 30, 2015	September 30, 2014
	(in millions of USD)
Total financial liabilities[1]	2,444	2,019
Total monetary assets[2]	610	574
Total equity attributable to the owners	838	784
Total assets	4,000	3,559

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash

Appendix C

IC Power’s Non-IFRS Financial Measures

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, financing expenses, net, income tax expense and asset write-off, and excluding share in income from associated companies, and negative goodwill. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Nine Months Ended September 30,		Three Months Ended September 30,
	2015	2014	2015	2014
	(in USD millions)
Net income for the period	56	214	13	135
Depreciation and amortization[1]	88	80	30	29
Financing expenses, net	79	95	26	28
Income tax expense	31	38	10	7
Asset write-off	—	35	—	35
Share in income of associated companies	—	(2)	—	—
Recognized negative goodwill	—	(71)[2]	—	(20)
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations[3]	—	(113)	—	(106)

Adjusted EBITDA	254	276	79	108

1.	Includes depreciation and amortization expenses from cost of sales and general, selling and administrative expenses.
2.	Includes $68 million of income recognized from recognition of negative goodwill and $3 million of income recognized from the measurement of fair value.
3.	Excludes $4 million and $15 million received from Edegel post-equity method accounting, which is reflected as “other income” in IC Power’s discontinued operations for the nine months ended September 30, 2015 and 2014, respectively.

Appendix D

The following table sets forth summary operational information regarding each of IC Power’s operating companies as of September 30, 2015 by segment.

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Type of Asset
Peru	Peru	Kallpa	75%	Natural Gas	1,063	Greenfield[2]

Israel	Israel	OPC	80%	Natural Gas and Diesel	440	Greenfield

	Israel	AIE	100%	Natural Gas	18	Acquired

Central America	Nicaragua	Corinto	65%	HFO	71	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51	Acquired
	Nicaragua	Amayo I	61%	Wind	40	Acquired
	Nicaragua	Amayo II	61%	Wind	23	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179	Acquired
	El Salvador	Nejapa	100%	HFO	140	Original Inkia Asset

Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58	Acquired
	Dominican Republic	CEPP	97%	HFO	67	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60	Original Inkia Asset
	Colombia	Surpetroil	60%	Natural Gas	15	Acquired
	Panama	Pedregal[3]	21%[4]	HFO	54	Original Inkia Asset

	Total Operating Capacity				2,660

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of its ownership interest in the entity that owns each such asset.
2.	Kallpa’s plants were developed as greenfield projects in four different stages between 2005 and 2012, resulting in 870 MW of installed capacity. In addition, Kallpa acquired Las Flores’ power plant in 2014, adding 193 MW to Kallpa’s capacity.
3.	Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associated companies.
4.	Although IC Power has a non-controlling interest in Pedregal, it is party to a management services agreement, which designates it as the administrator responsible for the day-to-day management of Pedregal.

Appendix E

Summary Financial Information of IC Power’s Subsidiaries and Associated Company

(Unaudited)

Nine Months Ended September 30, 2015

Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net debt[3]
(in millions of USD, unless otherwise stated)
Peru segment
Kallpa	75	339	210	117	419	393
Assets in advance stages of construction
CDA	75	—	—	—	535	481
Samay I	75	—	—	—	246	225
Israel segment
OPC	80	243	177	63	402	179
AIE	100	3	3	—	—	—
Central America segment
ICPNH[4]	61-65	86	56	27	101	83
Puerto Quetzal[5]	100	91	82	8	19	10
Nejapa[6]	100	79	68	9	—	(28)
Cenergica	100	11	8	3	—	(3)
Assets in advance stages of construction
Kanan	100	—	—	—	—	—
Other segment
COBEE	100	30	13	14	72	52
Central Cardones	87	11	2	8	44	43
Colmito	100	25	21	2	17	15
CEPP	97	31	25	5	25	(5)
JPPC[7]	100	35	32	3	6	—
Surpetroil[8]	60	6	3	1	2	2
Inkia & Other[9]	100	1	—	(3)	447	305
IC Power & Other[10]	100	—	—	(3)	109	82

Total	—	991	700	254	2,444	1,834
Pedregal	21	33	27	4	12	4
Total (Associated company)	—	33	27	4	12	4

1.	“Adjusted EBITDA” for each entity is defined as net income (loss), excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, and excluding share in income from associates, measurement to fair value of our existing share, and negative goodwill.

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries and associated company for the nine months ended September 30, 2015:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	(in millions of USD)
Income (loss) for the year	37	(2)	(2)	18	—	10	1
Depreciation and amortization	38	—	—	18	—	9	3
Finance expenses, net	26	2	2	20	—	7	2
Income tax expense (benefit)	16	—	—	7	—	1	2

Adjusted EBITDA	117	—	—	63	—	27	8

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	4	2	6	2	—
Depreciation and amortization	3	—	3	3	1
Finance expenses, net	—	—	4	2	1
Income tax expense (benefit)	2	1	1	1	—

Adjusted EBITDA	9	3	14	8	2

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Income (loss) for the year	3	(1)	(2)	(15)	(5)	56	1
Depreciation and amortization	2	3	2	3	—	88	3
Finance expenses, net	(1)	1	1	12	—	79	—
Income tax expense	1	—	—	(3)	2	31	—

Adjusted EBITDA	5	3	1	(3)	(3)	254	4

2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of our subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	(in millions of USD)
Total debt	419	535	246	402	—	101	19	—	—	—
Cash	26	54	21	223	—	18	9	28	3	—

Net Debt	393	481	225	179	—	83	10	(28)	(3)	—

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP & Others	Total	Pedregal
Total debt	72	44	17	25	6	2	447	109	2,444	12
Cash	20	1	2	30	6	—	142	27	610	8

Net Debt	52	43	15	(5)	—	2	305	82	1,834	4

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).

8.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $447 million.
10.	Includes $12 million of outstanding IC Power debt and $97 million of ICPI debt.

Nine Months Ended September 30, 2014
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net debt[3]
(in millions of USD, unless otherwise stated)
Peru segment
Kallpa	75	330	206	114	468	431
Assets in advance stages of construction
CDA	75	—	—	—	231	219
Samay I	75	—	—	—	—	(12)
Israel segment
OPC	80	319	222	90	446	277
Central America segment
ICPNH[4]	61-65	93	74	18	107	88
Puerto Quetzal[5]	100	4	4	(1)	40	27
Nejapa[6]	71	106	94	9	—	(16)
Cenergica	100	16	13	3	—	(2)
Assets in advance stages of construction
Kanan	100	—	—	—	—	—
Other segment
COBEE	100	30	13	13	61	46
Central Cardones	87	8	2	5	48	47
Colmito	100	32	30	2	20	17
CEPP	97	62	46	14	41	35
JPPC[7]	100	27	24	3	9	5
Surpetroil[8]	60	6	3	2	4	3
Inkia & Other[9]	100	1	—	7	447	211
IC Power & Other[10]	100	—	—	(3)	97	69

Total	—	1,034	731	276	2,019	1,445
Pedregal	21	65	49	15	16	5
Total (Associated company)[11]	—	65	49	15	16	5

1.	The following table sets forth a reconciliation of net income to Adjusted EBITDA for our subsidiaries and associated company for the nine months ended September 30, 2014:

	Kallpa	CDA	OPC	ICPNH	Puerto Quetzal
	(in millions of USD)
Income (loss) for the year	37	(1)	34	5	(1)
Depreciation and amortization	34	—	20	7	—
Finance expenses, net	25	1	24	5	—
Income tax expense (benefit)	18	—	12	1	—

Adjusted EBITDA	114	—	90	18	(1)

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	4	2	6	(1)	—
Depreciation and amortization	4	—	3	3	1
Finance expenses, net	—	—	3	1	1
Income tax expense (benefit)	1	1	1	2	—

Adjusted EBITDA	9	3	13	5	2

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
		(in millions of USD)
Income (loss) for the year	7	1	—	140	(19)	214	8
Depreciation and amortization	2	1	1	4	—	80	3
Finance expenses, net	1	1	1	20	12	95	1
Income tax expense	4	—	—	(6)	4	38	3
Share in income of associated companies	—	—	—	(2)	—	(2)	—
Recognized negative goodwill	—	—	—	(68)	—	(68)	—
Asset write-off	—	—	—	35	—	35	—
Measurement to fair value of pre-existing share	—	—	—	(3)	—	(3)	—
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	(113)	—	(113)	—

Adjusted EBITDA	14	3	2	7	(3)	276	15

2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of our subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica
	(in millions of USD)
Total debt	468	231	—	446	107	40	—	—
Cash	37	12	12	169	19	13	16	2

Net Debt	431	219	(12)	277	88	27	(16)	(2)

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Total debt	61	48	20	41	9	4	447	97	2,019	16
Cash	15	1	3	6	4	1	236	28	574	11

Net Debt	46	47	17	35	5	3	211	69	1,445	5

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $447 million.
10.	Includes $97 million of outstanding ICPI debt.
11.	Excludes IC Power’s interest in Edegel, which IC Power sold in September 2014.

Three Months Ended September 30, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]
(in millions of USD, unless otherwise stated)
Peru segment
Kallpa	75	114	71	39
Assets in advance stages of construction
CDA	75	—	—	—
Samay I	75	—	—	—
Israel segment
OPC	80	86	65	20
AIE	100	3	3	—
Central America segment
ICPNH[2]	61-65	29	19	9
Puerto Quetzal[3]	100	31	28	3
Nejapa[4]	100	26	22	3
Cenergica	100	6	5	2
Assets in advance stages of construction
Kanan	100	—	—	—
Other segment
COBEE	100	8	5	3
Central Cardones	87	3	—	2
Colmito	100	5	4	—
CEPP	97	11	8	2
JPPC[5]	100	11	11	1
Surpetroil[6]	60	2	1	—
Inkia & Other	100	1	—	(3)
IC Power & Other	100	—	—	(2)

Total	—	336	242	79
Pedregal	21	10	8	2
Total (Associated company)	—	10	8	2

1.	The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended September 30, 2015:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	(in millions of USD)
Income (loss) for the year	13	(1)	(1)	5	—	2	—
Depreciation and amortization	13	—	—	6	—	4	1
Finance expenses, net	8	1	1	7	—	3	1
Income tax expense (benefit)	5	—	—	2	—	—	1

Adjusted EBITDA	39	—	—	20	—	9	3

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	2	1	1	—	(1)
Depreciation and amortization	—	—	1	1	1
Finance expenses, net	—	—	1	1	—
Income tax expense (benefit)	1	1	—	—	—

Adjusted EBITDA	3	2	3	2	—

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Income (loss) for the year	1	(1)	(1)	(4)	(3)	13	1
Depreciation and amortization	1	1	1	—	—	30	1
Finance expenses, net	—	1	—	2	—	26	—
Income tax expense	—	—	—	(1)	1	10	—

Adjusted EBITDA	2	1	—	(3)	(2)	79	2

2.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
3.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
4.	Figures include amounts related to Nejapa’s branch and main office.
5.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
6.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).

Three Months Ended September 30, 2014
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]
(in millions of USD, unless otherwise stated)
Peru segment
Kallpa	75	105	61	39
Assets in advance stages of construction
CDA	75	—	—	—
Samay I	75	—	—	—
Israel segment
OPC	80	117	81	34
Central America segment
ICPNH[2]	61-65	40	35	5
Puerto Quetzal[3]	100	4	4	(1)
Nejapa[4]	100	37	32	3
Cenergica	100	2	1	1
Assets in advance stages of construction
Kanan	100	—	—	—
Other segment
COBEE	100	9	4	4
Central Cardones	87	3	1	2
Colmito	100	9	8	—
CEPP	97	22	16	6
JPPC[5]	100	20	18	3
Surpetroil[6]	60	4	2	1
Inkia & Other	100	1	—	14
IC Power & Other	100	—	—	(3)

Total	—	373	263	108
Pedregal	21	20	16	4
Total (Associated company)[7]	—	20	16	4

1.	The following table sets forth a reconciliation of net income to Adjusted EBITDA for our subsidiaries for the three months ended September 30, 2014:

	Kallpa	CDA	OPC	ICPNH	Puerto Quetzal
	(in millions of USD)
Income (loss) for the year	12	—	13	(1)	(1)
Depreciation and amortization	12	—	7	4	—
Finance expenses, net	9	—	9	2	—
Income tax expense (benefit)	6	—	5	—	—

Adjusted EBITDA	39	—	34	5	(1)

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	2	1	2	(1)	—
Depreciation and amortization	1	—	1	1	—
Finance expenses, net	—	—	1	—	—
Income tax expense (benefit)	—	—	—	2	—

Adjusted EBITDA	3	1	4	2	—

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
			(in millions of USD)
Income (loss) for the year	2	1	—	104	1	135	1
Depreciation and amortization	1	1	1	—	—	29	1
Finance expenses, net	1	1	1	7	(3)	28	1
Income tax expense	2	—	(1)	(6)	(1)	7	1
Share in income of associated companies	—	—	—	—	—	—	—
Recognized negative goodwill	—	—	—	(20)	—	(20)	—
Asset write-off	—	—	—	35	—	35	—
Measurement to fair value of pre-existing share	—	—	—	—	—	—	—
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	(106)	—	(106)	—

Adjusted EBITDA	6	3	1	14	(3)	108	4

2.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
3.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
4.	Figures include amounts related to Nejapa’s branch and main office.
5.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
6.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
7.	Excludes IC Power’s interest in Edegel, which IC Power sold in September 2014.

Appendix F

IC Power’s Segment Information (Unaudited)

			Central	All other
	Peru	Israel	America	Segments	Adjustments	Total
	(in millions of USD)
For the nine months ended September 30, 2015
Continuing Operations
Sales	339	246	267	139	—	991
Cost of Sales	(210)	(180)	(214)	(96)	—	(700)
Depreciation and amortization	(37)	(18)	(16)	(18)	7	(82)

Gross profit	92	48	37	25	7	209

General, selling and administrative expenses	(13)	(4)	(9)	(23)	—	(49)
Other income, net	—	1	1	—	—	2

Operating income	79	45	29	2	7	162

Financing expenses, net	(30)	(20)	(8)	(21)	—	(79)

Income before taxes from continuing operations	49	25	21	(19)	7	83

Taxes on income	(16)	(7)	(5)	(2)	(1)	(31)

Net income from continuing operations	33	18	16	(21)	6	52

			Central	All other
	Peru	Israel	America	Segments	Adjustments	Total
	(in millions of USD)
For the nine months ended September 30, 2014
Continuing Operations
Sales	330	319	219	166	—	1,034
Cost of Sales	(206)	(222)	(185)	(118)	—	(731)
Depreciation and amortization	(33)	(20)	(12)	(17)	7	(75)

Gross profit	91	77	22	31	7	228

General, selling and administrative expenses	(13)	(6)	(6)	(24)	—	(49)
Gain on bargain purchase	—	—	—	68	—	68
Asset write-off	—	—	—	(35)	—	(35)
Measurement to fair value of pre-existing share	—	—	—	3	—	3
Other income, net	5	—	1	(4)	—	2

Operating income	83	71	17	39	7	217

Financing expenses, net	(27)	(25)	(5)	(38)	—	(95)
Share in losses (income) of associated companies	—	—	—	2	—	2

Income before taxes from continuing operations	56	46	12	3	7	124

Taxes on income	(18)	(12)	(3)	(4)	(1)	(38)

Net income from continuing operations	38	34	9	(1)	6	86

			Central	All other
	Peru	Israel	America	Segments	Adjustments	Total
	(in millions of USD)
For the three months ended September 30, 2015
Continuing Operations
Sales	114	89	92	41	—	336
Cost of Sales	(71)	(68)	(74)	(29)	—	(242)
Depreciation and amortization	(12)	(6)	(5)	(7)	2	(28)

Gross profit	31	15	13	5	2	66

General, selling and administrative expenses	(5)	(1)	(3)	(9)	—	(18)
Other income, net	1	—	—	—	—	1

Operating income	27	14	10	(4)	2	49

Financing expenses, net	(10)	(7)	(3)	(6)	—	(26)

Income before taxes from continuing operations	17	6	8	(10)	2	23

Taxes on income	(6)	(2)	(2)	—	—	(10)

Net income from continuing operations	11	5	6	(11)	2	13

			Central	All other
	Peru	Israel	America	Segments	Adjustments	Total
	(in millions of USD)
For the three months ended September 30, 2014
Continuing Operations
Sales	105	117	83	68	—	373
Cost of Sales	(61)	(81)	(72)	(49)	—	(263)
Depreciation and amortization	(12)	(6)	(5)	(6)	2	(27)

Gross profit	32	30	6	13	2	83

General, selling and administrative expenses	(4)	(3)	(2)	(10)	—	(19)
Asset write-off	—	—	—	(35)	—	(35)
Gain on bargain purchase	—	—	—	20	—	20
Other income (loss), net	2	—	—	(2)	—	—

Operating income	30	27	4	(14)	2	49

Financing expenses, net	(10)	(9)	(2)	(7)	—	(28)
Share in losses (income) of associated companies	—	—	—	—	—	—

Income before taxes from continuing operations	20	18	2	(21)	2	21

Taxes on income	(6)	(5)	(1)	5	—	(7)

Net income from continuing operations	14	13	1	(16)	2	14

Appendix G

Qoros’ Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)

In thousands of RMB	For the nine months ended		For the three months ended
	30 September 2015	30 September 2014	30 September 2015	30 September 2014
Revenue	1,054,419	570,479	393,231	235,975
Cost of sales	(1,130,491)	(615,300)	(444,861)	(314,969)

Gross profit	(76,072)	(44,821)	(51,630)	(78,994)

Other income	33,682	34,364	24,824	4,521
Research and development expenses	(201,438)	(170,086)	(50,787)	(7,701)
Selling and distribution expenses	(358,319)	(650,543)	(108,369)	(267,043)
Administrative expenses	(410,485)	(443,589)	(160,183)	(157,547)
Other expenses	(60,668)	(39,086)	(19,418)	(16,674)

Results from operating activities	(1,073,300)	(1,313,761)	(365,563)	(523,438)

Finance income	9,980	16,221	2,693	3,717
Finance costs	(321,517)	(137,055)	(138,976)	(70,277)

Net finance cost	(311,537)	(120,834)	(136,283)	(66,560)

Share of gain of equity-accounted investee, net of nil tax	165	—	224	—

Loss before income tax	(1,384,672)	(1,434,595)	(501,622)	(589,998)

Income tax expenses	(435)	(303)	(159)	(153)

Loss for the period	(1,385,107)	(1,434,898)	(501,781)	(590,151)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences, net of nil tax	(96)	(66)	83	(78)

Other comprehensive income for the period, net of nil tax	(96)	(66)	83	(78)

Total comprehensive income for the period	(1,385,203)	(1,434,964)	(501,698)	(590,229)

Qoros’ Condensed Consolidated Statement of Financial Position (Unaudited)

In thousands of RMB	At 30 September 2015	At 31 December 2014
Assets
Property, plant and equipment	4,191,030	4,039,948
Intangible assets	4,807,864	4,638,364
Prepayments for purchase of equipment	71,290	117,922
Lease prepayments	204,819	208,128
Trade and other receivables	92,363	96,533
Equity-accounted investees	2,105	2,025

Non-current assets	9,369,471	9,102,920

Inventories	370,518	197,522
Trade and other receivables	888,840	729,906
Prepayments	77,841	154,655
Pledged deposits	133,945	290,840
Cash and cash equivalents	230,141	752,088

Current assets	1,701,285	2,125,011

Total assets	11,070,756	11,227,931

Qoros’ Condensed Consolidated Statement of Financial Position (Continued) (Unaudited)

In thousands of RMB	At 30 September 2015	At 31 December 2014
Equity
Paid-in capital	6,531,840	6,531,840
Reserves	(121)	(26)
Accumulated losses	(7,045,649)	(5,660,541)

Total equity	(513,930)	871,273

Liabilities
Loans and borrowings	4,309,718	3,928,224
Finance lease liabilities	—	479
Deferred income	172,042	179,982
Provision	29,416	12,971

Non-current liabilities	4,511,176	4,121,656

Loans and borrowings	4,309,970	3,374,660
Trade and other payables	2,737,695	2,833,459
Finance lease liabilities	873	1,541
Deferred income	24,972	25,342

Current liabilities	7,073,510	6,235,002

Total liabilities	11,584,686	10,356,658

Total equity and liabilities	11,070,756	11,227,931